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                                                                       EXHIBIT 2
[LOGO of Chock full o'Nuts]

                                                              370 LEXINGTON AVE.
                                                              NEW YORK, NY 10017
                                                              TEL:(212) 532-0300
                                                              FAX:(212) 679-9737

                                                                    May 20, 1999

Dear Fellow Securityholder:

  We want to report to you on your Board's review of the offer by Sara Lee Corporation to acquire Chock Full O'Nuts. After careful consideration, the Board has unanimously concluded that the $10.50 per share offer does not adequately reflect the potential value of the Company achievable for its securityholders. Accordingly, the Board recommends that Chock Full O'Nuts securityholders reject the Sara Lee offer and not tender any securities to the bidder.

  In reaching its conclusion, the Board considered, among other things:

  . discounted cash flow analyses (including management's estimates of synergies achievable by an acquiror) indicating that the per share value of Chock Full O'Nuts is higher than Sara Lee's offer of $10.50 per share;

  . the long-term prospects of the coffee industry, which the Board perceives to be generally positive, despite the industry's recent weakness; and

  . its belief that the $10.50 per share offer is an attempt by Sara Lee to acquire a competitor at a bargain price, a belief that is based in part upon the fact that Sara Lee has more than once indicated the possibility of a transaction at a price of $11.00 per share.

  The Board also determined that it is in the best interests of its securityholders at this time for the Company to evaluate alternatives to the Sara Lee offer, including pursuing current discussions with other potential purchasers. Accordingly we have asked our independent financial advisor, Credit Suisse First Boston Corporation, to assist in this process.

  We are committed to protecting the best interests of the Chock Full O'Nuts securityholders and are determined to proceed with a careful exploration of alternatives to the Sara Lee offer that would serve the best interests of our securityholders. We will keep you informed of our progress. In the meantime, we urge you not to tender any securities to the bidder.

Sincerely,


/s/ Norman E. Alexander                     /s/ Marvin I. Haas
Chairman of the Board                       President and Chief Executive
                                            Officer